GUGGENHEIM INVESMENTS
227 W MONROE ST - STE 4900
CHICAGO, ILLINOIS 60606

April 11, 2016

VIA EDGAR

Ms. Lauren Hamilton
Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Rydex Variable Trust (File No. 811-08821)
Guggenheim Strategy Funds Trust (File No. 811-22946)
Guggenheim Credit Allocation Fund (File No. 811-22715)
Guggenheim Variable Funds Trust (File No. 811-02753)
(each, a “Registrant” and collectively, the “Registrants”)

Dear Mses. Hamilton and Miller:

Thank you for your telephonic comments concerning various filings with the Commission made by the Registrants. Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.
COMMENTS ON FORMS 24f-2, N-Q AND NSAR:

1.
Comment. With respect to each Form 24F-2 filed on behalf of the Rydex Variable Trust (“RVT”) and Guggenheim Variable Funds Trust (“GVFT”) for 2013 and 2014, please explain why aggregate sales used to calculate the registration fee were $0.

Response. Each series of RVT and GVFT sell their shares only to variable annuity and variable life unmanaged separate accounts organized as unit investment trusts (UITs). As permitted pursuant to instruction C.3. of Form 24F-2, RVT and GVFT exclude from Item 5(i) of Form 24f-2 the aggregate sale price of securities sold to such UITs. Thus, the aggregate sales reported is $0.

2.	Comment. Please explain why there is no Form 24F-2 on file for the year ended December 31, 2014 with respect to the Guggenheim Strategy Funds Trust (“GSFT”).

Response. Shares of the GSFT Funds are not publically offered. The GSFT is registered pursuant to the Investment Company Act of 1940 (“1940 Act”) only and is not subject to the filing and fee requirements of Section 24(f) of the 1940 Act.

3.
Comment. We note that the GSFT filed an amended N-Q on August 31, 2015 and an amended N-SAR on December 1, 2014. When filing amendments to N-Q and N-SAR, please update certifications and include a cover letter that explains why the filing has been amended.

Response. The Registrant confirms that any future amendment to an N‑Q and N-SAR filing will include updated certifications and a cover letter that explains the purpose of the amendment.

4.
Comment. We note that the dates of execution set forth in the Guggenheim Credit Allocation Fund’s (“GGM”) N-Q filings for the reporting period June 1, 2015 to August 31, 2015 differ between signatories. Please explain.

Response. The Registrant believes the difference in dates was a typographical error and it will endeavor to ensure the dates are consistent going forward.

5.
Comment. Please update the internal control letter provided by Ernst & Young and included as an exhibit to the NSAR-B filed on behalf of GGM for the fiscal year ended May 31, 2015 to indicate the city and state where it was issued and re-file the revised letter.

Response. The Registrant confirms it will correct and re-file the letter as requested.
COMMENTS ON WEBSITE AND SUMMARY PROSPECTUSES:

6.	Comment. We note that we are unable to access information on the GSFT Funds through Guggenheim’s website. Please explain and provide the appropriate URL.

Response. The GSFT is registered pursuant to the 1940 Act only and its shares are not available for purchase by the public. Therefore, no information concerning the GSFT Funds is included on the Guggenheim website.

7.
Comment. We note that the summary prospectuses, dated May 1, 2014 and May 1, 2015, for the S&P SmallCap 600 Pure Value Fund and S&P MidCap 400 Pure Value Fund, each a series of RVT, include Acquired Fund Fees and Expenses (“AFFE”) in each Fund’s fee table. We also note that each Fund’s (i) Schedule of Investments in the RVT Annual Report to Shareholders, as filed on Form N-CSR, for the fiscal year ended December 31, 2014 (the “RVT Annual Report”), and (ii) most recent Form N-Q filings do not seem to reflect any Fund investments that give rise to AFFE. Please explain what securities are giving rise to each Fund’s AFFE.

Response. The AFFE reflected in each of the Funds’ fee tables is attributable to the Funds’ investments in Prospect Capital Corp. and Apollo Investment Corp., both of which are business development companies. The Funds were briefly invested in the BDCs during the course of the fiscal years ended December 31, 2013 and December 31, 2014. As noted, the Funds do not currently invest in these or any other investment company that would give rise to AFFE.
COMMENTS ON ANNUAL REPORTS:

8.
Comment. We note that the Schedule of Investments for the High Yield Strategy Fund in the RVT Annual Report indicates significant Fund investments in ETFs and affiliated funds. Please confirm that any associated fees will be included in the Fund’s fee table going forward.

Response. The Registrant confirms that all such fees will be reflected in the Fund’s fee table consistent with the requirements of Form N-1A.

9.
Comment. We note that the Management’s Discussion of Fund Performance section (“MDFP”) in the GSFT Annual Report to Shareholders, as filed on Form N-CSR, for the fiscal year ended September 30, 2014 (the “GSFT Annual Report”), does not discuss each Fund’s strategy separately. Going forward, please discuss each Fund’s strategy separately in the MDFP as required by Item 27(b)(7) of Form N-1A.

Response. The Registrant confirms it will revise the MDFP as requested for all future shareholder reports.

10.
Comment. We note that, with respect to Series E and Series M, the MDFP in the GVFT Annual Report to Shareholders, as filed on Form N-CSR, for the fiscal year ended December 31, 2014 (the “GVFT Annual Report”), does not discuss the use of derivatives by or their effect on the performance of Series E and Series M. Please confirm that the Series have included in future filings a discussion of Series E’s and Series M’s use of derivatives and their effect on performance. In particular, please consider the July 30, 2010 SEC letter from Barry Miller to the ICI, titled “Derivatives-Related Disclosures by Investment Companies.”

Response. The Registrant confirms it has included a discussion of Series E’s and Series M’s use of derivatives and their effect on performance to the extent appropriate in subsequent filings.

11.
Comment. We note that the discussion of Shareholders’ Fund Expenses in the GVFT Annual Report refers to the inclusion of annual expense ratios for the past five years in the Financial Highlights section of the Report. Please consider revising the Financial Highlights disclosure to reflect that certain Funds were not in existence during the entire five year period and a lesser period may be shown for those Funds.

Response. The Registrant confirms it will revise the disclosure as suggested for future filings.

12.
Comment. We note the inclusion of management fees as well as administration and transfer agent fees in the Statement of Assets and Liabilities section for each Fund included in the GVFT Annual Report. Please explain to the Staff the frequency with which the management fees are paid to the Adviser. Please also explain the frequency with which the administration and transfer agent fees are paid to the service providers.

Response. The advisory fees are accrued daily and paid by the Funds to the Adviser not less than monthly in arrears. The administration and transfer agent fees are also accrued daily and paid monthly.

13.
Comment. We note the inclusion of a Miscellaneous Liabilities line item in the Statement of Assets and Liabilities section for each Fund included in the GVFT Annual Report. Please confirm the Miscellaneous Liabilities line item does not include any material liabilities consistent with Regulation S-X Section 5-02(24).

Response. The Miscellaneous Liabilities line item in each Fund’s Statement of Assets and Liabilities represents several different items. Each individual liability constitutes 5% or less of each Fund’s total liabilities. We acknowledge the Staff’s comment and will continue to ensure any individual liabilities constituting more than 5% of a Fund’s total liabilities are disclosed separately per Regulation S-X Section 5-02(24).

14.
Comment. Please include a line item beneath “Total Liabilities” in the Statement of Assets and Liabilities section for each Fund included in the GVFT Annual Report for “Commitments and Contingencies.” Please also include a parenthetical with a cross-reference or footnote to the Note that discusses unfunded commitments and legal contingencies.

Response. Commencing with its reports filed in June 2015, the Registrant confirms it has included, and will continue to include, the requested line item and cross-reference in all Shareholder Report filings.

15.
Comment. We note that in the GVFT Annual Report the Trustees’ fees listed as Liabilities in the Statement of Assets and Liabilities for certain Funds are low relative to the Trustees’ fees listed as Expenses in such Funds’ Statement of Operations. Please explain. Please also explain the frequency with which the Trustees’ fees are paid.

Response. The Trustee fees listed as Expenses in the Statement of Operations represent the aggregated Trustee fee expense for the full fiscal year. The Trustee fees listed as Liabilities in the Statement of Assets and Liabilities represent only that portion of the Trustee fee expense that remains outstanding and unpaid as of the reporting date. Trustee fees are paid quarterly.

16.
Comment. We note that in the GVFT Annual Report, the Statement of Assets and Liabilities for Series P includes unfunded loan commitments of $398,561. Please provide additional detail about the commitments and represent that the Series P’s assets include adequate cover for such obligations.

Response. Note 11 in the GVFT Annual Report provides detailed information about the Series P unfunded loan commitments, including the maturity date and amount of each such commitment. The Registrant represents that the Series P’s assets included adequate and qualifying assets to cover its unfunded loan commitments.

17.
Comment. With respect to unfunded loan commitments included in certain Funds’ Statement of Assets and Liabilities in the GVFT Annual Report, please explain whether (i) the amount included as a liability represents unrealized depreciation or unearned deferred revenue, and (ii) there is a difference between the value of unfunded loan commitments and the amount included in the NAV in addition to amounts already included in the Statement of Assets and Liabilities.

Response. As discussed, the liability shown corresponds to unamortized commitment fees of unfunded loan commitments. The liability amount decreases over time as part of it gradually becomes unrealized gains. Eventually the amounts are realized upon expiration or disposition of the commitment. Also, there is no difference between the value of unfunded loan commitments and the amount included in the NAV in addition to amounts already included in the Statement of Assets and Liabilities.

18.
Comment. We note that the Statement of Operations for each Fund included in the GSFT Annual Report, includes “Expenses Waived by Adviser.” Please explain why these receivables were not settled as of September 30, 2014 and how often these receivables are settled and paid. Please confirm whether the receivables have been since settled.

Response. The “Expenses Waived by the Adviser” relate to our policy of waiving advisory fees on the investments in affiliated funds. GSFT invested in affiliated funds during the period and, as a result, GSFT booked an advisory fee waiver during the period. Since GSFT does not charge an advisory fees, these waivers were not netted with an “Advisory Fee Payable” at September 30, 2014 and remained as “Receivables from Advisor.” The Registrant is in the process of settling the referenced receivables and expects their settlement to be complete prior to the date the Registrant’s next Semi-Annual Report is filed with the Commission.

19.
Comment. We note that the Financial Highlights included in the GGM Annual Report to Shareholders, as filed on Form N-CSR, for the period ended May 31, 2015 (the “GGM Annual Report”), indicate senior indebtedness of $65,572,109 and the Statement of Assets and Liabilities indicates reverse repurchase agreements totaling $65,942,734 as a liability. Please explain the difference between these two amounts. Please also confirm that the asset coverage was calculated using the correct information.

Response. The correct amount of reverse repurchase agreements outstanding at fiscal year-end May 31, 2015 was $65,942,734. During the audit confirmation process, it was determined that GGM entered into a reverse repurchase agreement in the amount of $370,625 on May 26, 2015. However, this reverse repurchase agreement was not booked until June 3, 2015. This timing error was discovered on July 27, 2015 at which time the Statement of Assets was updated to properly reflect the amount of reverse repurchase agreements outstanding. However, the Financial Highlights and Offsetting Table were inadvertently not updated to reflect the additional $370,625 reverse repurchase agreement. With regard to the asset segregation testing, the additional $370,625 reverse repurchase agreement was excluded from the asset segregation test during the period from May 26, 2015 to June 2, 2015. However, the Registrant has recalculated the requisite asset segregation during the relevant period and confirmed that the Registrant had sufficient additional unencumbered liquid assets to segregate had the additional $370,625 been included. The Registrant also notes that if, due to the lack of segregated assets, such amount was treated as senior securities representing indebtedness for purposes of Section 18 of the 1940 Act during the relevant period, $370,625 would have been the total amount of senior securities held by the Fund and the Registrant would have had adequate asset coverage (as defined in Section 18 of the 1940 Act) of 334%.

20.
Comment. We note that Series A reported unrealized appreciation on an OTC equity index swap agreement totaling $654,255 in its Schedule of Investments and its Statement of Assets and Liabilities included in the GVFT Annual Report. The offsetting table under Note 6, however, does not reflect any collateral in connection with this swap agreement. Please explain the absence of collateral as of December 31, 2014 when the exposure was over $300,000 as disclosed in the Notes to Financial Statements.

Response. The Registrant confirms that, due to a processing delay at the broker, the Fund did not receive the collateral related to the swap agreement from the broker by December 31, 2014. The swap agreement was terminated and settled on January 2, 2015 and the collateral amount due to the Fund was returned at that time.

21.
Comment. We note that Series J reported “segregated cash from broker” totaling $2,197,000 as a liability in its Statement of Assets and Liabilities included in the GVFT Annual Report. Series J also reported unrealized appreciation on a swap agreement totaling $1,307,479 as an asset. The swap agreement appears to be over-collateralized. Please explain what the “segregated cash from broker” relates to and why any excess liability is segregated. Please confirm whether the excess amount was reinvested.

Response. The $2,197,000 represents the collateral segregated in connection with the disclosed swap agreement and does reflect a temporary over-collateralization of the swap agreement. The amount, however, was reduced the following business day to $1,307,000. Brief delays in the movement of collateral such as this occur from time to time due to the timing of changes in the value of swap agreements and the delivery, receipt and implementation of instructions regarding collateral movement. The investment adviser monitors any such delay closely to determine if further action is required. The cash received from the broker is invested in a short term vehicle on a nightly basis.

22.
Comment. With respect to each Registrant’s Annual Report to Shareholders and consistent with ASC 210-20-55-14, please describe the terms of any collateral agreement (e.g., is the collateral restricted) in the Notes to Financial Statements.

Response. The Registrants confirm they will include the suggested description in future filings.

23.
Comment. We note that in its Statement of Assets and Liabilities included in the GVFT Annual Report, Series P reported forward foreign currency exchange contracts, all of which are appreciated assets, and $150,000 in segregated cash with broker. Please explain what this amount represents.

Response. The forward foreign currency exchange contracts, all of which are appreciated assets, represent open positions as of December 31, 2014 and the $150,000 represents cash pledged for a repurchase agreement investment.

24.
Comment. The Statement of Operations for multiple Funds includes a line item for Miscellaneous Expenses. Consistent with Regulation S-X 6-07(2)(b), please confirm no individual item contained within Miscellaneous Expenses accounts for greater than 5% of the total expenses under such caption.

Response. The Miscellaneous Expenses line item in each Fund’s Statement of Operations represents the aggregation of several different expense items. Each individual expense item constitutes less than 5% of the total expenses. We acknowledge the Staff’s comment and will continue to ensure any individual expenses constituting more than 5% of the total expenses are disclosed separately per Regulation S-X Section 6-07(2)(b).

25.	Comment. Please explain why multiple Funds included in the RVT and GVFT Annual Reports include a “Tax Expense” line item in their Statements of Operations.

Response. GVFT is domiciled in Kansas and as a result, is required to pay certain Kansas state corporate taxes. The “Tax Expense” line items included in GVFT’s Annual Report reflect this expense. With regard to RVT, certain of the RVT Funds were required to pay fees to the IRS for its U.S. residency certification service to facilitate the Funds’ reclamation of certain foreign taxes paid by the Funds. The “Tax Expense” line items included RVT’s Annual Report reflect this expense.

26.
Comment. We note that three Funds (Electronics Fund, Energy Fund, and Energy Services Fund) in the RVT Annual Report include “Other Income” as a line item in their Statements of Operations. Please explain what “Other Income” represents.

Response. The “Other Income” reported represents immaterial amounts received following the resolution of certain cash reconciliation items.

27.
Comment. We note that distributions of realized gains by other investment companies should be shown separately in a Fund’s Statement of Operations in accordance with Regulation S-X 6-07(7)(b). Please disclose these distributions in future filings.

Response. The Registrants confirm that such distributions will be shown separately in future filings to the extent they exist.

28.
Comment. We note that Note 3 to the Financial Statements for the Multi-Hedge Strategies Fund included in the RVT Annual Report states that Guggenheim Investments will pay all expenses of the Fund, including the cost of custody services. While an immaterial amount, please explain why Custodian Fees is included in the Fund’s Statement of Operations and if such fees were not paid by Guggenheim Investments, please explain why.

Response. The Custodian Fees included in the Fund’s Statement of Operations represent fees incurred by the Subsidiary rather than the Fund. Guggenheim Investments’ contractual arrangement to bear the Fund’s expenses does not extend to the expenses of the Fund’s Subsidiary. As a result and because the Subsidiary’s financials are presented on a consolidated basis with those of the Fund, the Subsidiary’s expenses are reflected in the Statement of Operations.

29.	Comment. Please explain what expenses are included in the Miscellaneous Expenses included in the Multi-Hedge Strategies Fund’s Statement of Operations.

Response. The Miscellaneous Expenses included in the Multi-Hedge Strategies Fund’s Statement of Operations reflect the operating expenses of the Fund’s Subsidiary. As noted above, the Subsidiary’s financials are presented on a consolidated basis with those of the Fund.

30.
Comment. We note that Note 1 to the Financial Statements of the GSFT Annual Report references amendment fees. Please explain why there is no Amendment Fee income broken out as a line item to the Funds’ Statement of Operations.

Response. Amendment fees are earned as compensation for evaluating and accepting changes to an original loan agreement corresponding to a syndicated loan investment by the applicable Funds, if any, and are recognized when received. No amendment fees were received during the reporting period and, thus, no such fees are reflected in the Statement of Operations.

31.	Comment. Please also explain why there is no line item for Commitment Fees in the Funds’ Statements of Operations included in the GSFT Annual Report.

Response. The Registrant confirms that these Funds did not receive any Commitment Fees. If Commitment Fees had been received, they would be reflected as explained in response to Comment 17 above.

32.
Comment. As applicable, please provide the variable rate in effect on December 31, 2014 (or at year-end) on the OTC equity index swap agreements (long and short indices) in each Schedule of Investments included in the RVT Annual Report. Please also disclose this information in future filings as applicable.

Response. The requested variable rate information is set forth in Exhibit A attached hereto. The Registrant confirms it will provide the applicable variable rate information in future filings.

33.	Comment. Please separately disclose the Funds’ investments in affiliated investment companies on the Funds’ Balance Sheets consistent with Regulation S-X 6-04(2).

Response. The Registrants confirm they will separately disclose such amounts consistent with Regulation S-X 6-04(2) in future filings.

34.	Comment. Consistent with Regulation S-X 12-14(b), please provide a roll forward of capital activity related to affiliated fund investments.

Response. The Registrants note that their reports currently disclose the referenced information. For example, the referenced information is disclosed in Note 10 of the Notes to Financial Statements in GVFT’s Annual Report for the year ended December 31, 2014.

35.
Comment. In each Fund’s Schedule of Investments, please disclose the share class of the underlying investment companies held by the Funds, as applicable. For example, the Clermont Fund includes an investment in First American Treasury Fund, but no share class is indicated.

Response. The Registrants confirm they will provide such disclosure in future filings.

36.
Comment. With respect to the Schedules of Investments for the Multi-Hedge Strategies Fund and the High Yield Strategy Fund, included in the RVT Annual Report, please describe the index underlying each credit default swap agreement (e.g., CDX.EM-22 Index and CDX.NA.HY-23 Index). Please also confirm the Funds cover the full notional amount of each swap agreement where protection is sold.

Response. The underlying indexes referenced in the Annual Report are the Credit Default Swap Emerging Markets Series 22 Index (“CDX.EM-22 Index”) and the Credit Default Swap North American High Yield Series 23 Index (“CDX.NA.HY-23 Index”), each maintained by Markit®. The Registrant confirms that the Funds cover the notional amount of each credit default swap agreement pursuant to which protection is sold.

37.
Comment. We note that the Schedule of Investments for Series V, which is included in the GVFT Annual Report, indicates the Fund invests 28.9% in the financial sector. Please explain why the financial sector is not disclosed in the principal investment strategies and principal risks of the Fund’s summary prospectus.

Response. The Registrant confirms that it will consider making enhancements to future registration statement disclosures if these allocations are still applicable then.

38.	Comment. We note that the Schedules of Investments for Guggenheim Strategy Fund II and III both disclose asset-backed securities as short-term investments, but some of the maturities are not short-term. Please explain why these securities are considered to be short-term securities. Please confirm there was no significant effect on portfolio turnover rate if such securities were excluded from the portfolio turnover calculation.

Response. The Registrant notes that the asset-backed securities that were classified as short-term securities were Rule 2a-7 or money market eligible securities with remaining maturities of less than 397 days. All securities classified as short-term are paid down in less than 1 year. The portfolio turnover rate included these securities. The Registrant confirms, however, that in the future only securities with maturities of less than 12 months will be categorized as short-term investments.

39.
Comment. We note that the Schedule of Investments for Guggenheim Strategy Fund II lists a repurchase agreement with an open maturity, but the rate is not disclosed as variable. Please confirm the rate is not variable.

Response. The Registrant confirms that rate was variable; however, the rate disclosed was the rate in effect on the date of the fiscal year end. The Registrant will disclose that the rate is variable, as applicable, in future filings.

40.
Comment. We note that the Statement of Changes in Net Assets for each of the Funds included in the GSFT Annual Report discloses a return of capital. Please confirm the Registrant’s compliance with Section 19(a) of the 1940 Act.

Response. The GSFT Funds’ only shareholders are affiliated funds and the information required by Section 19 was provided to them. Furthermore, the return of capital had no reportable impact on the investing funds or their shareholders.

41.
Comment. We note that certain of the Funds disclosed ordinary and long-term capital gains consent dividends, but the Funds did not disclose distributions. Please discuss the GAAP treatment for these types of dividends.

Response. For those Funds that used consent dividends, all of their undistributed net investment income and accumulated net realized gain, if any, were deemed to have been distributed to each Fund’s shareholders on December 31st. The Funds’ shareholders agree to treat their share of undistributed net investment income and accumulated net realized gain, if any, as dividend income and net capital gains for tax purposes. The use of consent dividends obviates the need to make actual distributions and results in tax adjustments instead. Dividends from net investment income and distributions from net realized gains, if any, are determined in accordance with federal income tax regulations which may differ from net investment income and net realized capital gains recorded in accordance with GAAP. To the extent that any such differences are permanent, the amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification. The Registrants disclosed the use and treatment of consent dividends in the Notes to Financial Statements under the heading “Federal Tax

Information.” The Registrants have since determined to no longer use the consent dividend mechanism and now pay dividends and distributions in the traditional manner.

42.
Comment. Please explain the substantial increase in the portfolio turnover rate from 2014 to 2015 for the Japan 2x Strategy Fund, Strengthening Dollar 2x Strategy Fund, and Weakening Dollar 2x Strategy Fund, as indicated in each Fund’s Financial Highlights section included in the RVT Annual Report.

Response. The increase in the Funds’ portfolio turnover rate is attributable to the fact that during the year the Funds commenced investing in the GSFT Funds for cash management purposes rather than directly in short-term cash-equivalent investments. Consistent with the requirements of Form N-1A, short-term cash-equivalent investments are not included in the calculation of the Funds’ portfolio turnover. The Funds’ investments in the GSFT Funds, on the other hand, are included in the calculation of the Funds’ portfolio turnover resulting in the appearance of a significant increase in the Funds’ portfolio turnover rates.

43.
Comment. We note that the Series C Financial Highlights, included in the GVFT Annual Report, include in future reports a footnote that states net expenses may include expenses that are excluded from the expense limitation agreement. Please also add a description of the expenses that are excluded from the expense limitation agreement and included in the net expenses.

Response. The Registrant confirms it has added such a description to future filings to the extent applicable.

44.	Comment. With respect to the Financial Statements for each Registrant, please disclose the federal fund rate as it relates to the overdraft fee discussed in Note 1.

Response. The Registrants confirm they will disclose the federal fund rate then in effect in future filings as appropriate.

45.
Comment. Consistent with ASC 820, please disclose the total change in unrealized appreciation and depreciation attributable to level 3 investments still held as of December 31 or period end for GVFT and RVT.

Response. We note that the GVFT Annual Report for the year ended December 31, 2014 discloses the Total Change in Unrealized Gains or Losses Included in Earnings under the heading “Level 3 - Fair Value Measurement Using Significant Unobservable Inputs” in Note 4. RVT did not have any material level 3 securities for the year ended December 31, 2014. While the Registrants believe they are currently disclosing this information, they confirm that they will ensure such disclosure is included in future filings consistent with the guidance in ASC 820.

46.	Comment. Disclose relative quantifiable information about unobservable inputs as it relates to level 3 payments. Please refer to Audit Guide for best practices.

Response. The Registrants note that, to the extent applicable, they currently disclose relative quantifiable information about unobservable inputs as it relates to material level 3 payments. As noted in the preceding response, such information was disclosed in the GVFT Annual Report. RVT, however, did not have any material level 3 securities and thus, RVT’s Annual Report did not include such disclosure.

47.
Comment. We note that in the Financial Statements for GGM, the Fund discloses reasons for transfers from level 3 to level 2, but not the reasons for transfers from level 2 to level 3. Consistent with ASC 820-10-50-2(c)(3), please disclose the reasons for transfers to and from level 3 in future filings.

Response. The Registrant has confirmed it will include the requested disclosure in future filings as appropriate.

48.	Comment. We note that each of Series E, M, and P, each a series of GVFT, and GGM held reverse repurchase agreements. Please update disclosure in future filings consistent with ASC 820-10-50-2(e).

Response. The Registrants note that the referenced reverse repurchase agreements generally are valued “at cost.” The Registrants believe this valuation approach is reasonable and reflective of the fair value of the agreements due to the fact that the reverse repurchase agreements generally mature within 90 days. The Registrants believe their current disclosure is consistent with ASC 820-10-50-2(e) and that their use of this valuation approach does not require any additional disclosure.

49.	Comment. We note that the GGM’s offsetting table does not tie back to the Fund’s Statement of Assets and Liabilities. Please explain.

Response. Please see our response to Comment No. 19 above, which is responsive to this Comment.

50.
Comment. If, as of the most recent balance sheet date, the carrying amount (or market value, if higher than the carrying amount or if there is no carrying amount) of the securities or other assets sold under reverse repurchase agreements exceeds 10% of a Fund’s total assets, disclose separately in the balance sheet the aggregate amount of liabilities incurred pursuant to repurchase agreements, including accrued interest payable thereon. Consistent with Regulation S-X 4-08(m), please update the Funds’ balance sheets in future filings.

Response. The Registrants confirm they will include the requested disclosure in future filings to the extent required.

51.	Comment. Please explain how the average settlement value for FX contracts was calculated for the GGM. Please also explain the volume calculations.

Response. The Registrant confirms that the average settlement value for FX contracts was calculated by taking a straight average of the settlement value of all individual currency contracts that were closed during the fiscal year.

52.
Comment. We note that the Notes to Financial Statements state that the proceeds from lawsuits are recorded as realized gains. Litigation proceeds should be recorded as a reduction of cost consistent with ASC 946-320-35-21. Please update the notes accordingly in future filings.

Response. Consistent with ASC 946-320-35-21, the litigation proceeds were recorded as realized gains because the affected Funds no longer hold the securities that were the subject of the litigation.

53.	Comment. Please disclose the volume of derivatives activity for all Funds going forward.

Response. The Registrants confirm they will include the requested disclosure in future filings.

54.
Comment. We note that the disaggregation of investments for the leveling table should align with the Schedule of Investments, but the GSFT Funds’ table does not appear to do so. Please ensure alignment in future filings.

Response. The Registrant confirms it will address the Staff’s comment in future filings.

55.
Comment. Consistent with ASC 850 and Regulation S-X 5-02(19)(b), the amount and terms (including commitment fees and the conditions under which lines may be withdrawn) of unused lines of credit for short-term financing should be disclosed, if significant, in the Notes to Financial Statements. Please provide such information in future filings.

Response. The Registrants confirm that they currently disclose the requested information to the extent an unused line of credit exists. For example, Note 12 of the GVFT Annual Report for the fiscal year ended December 31, 2014 discloses such information.
*  *  *  *  *  *  *  *
The Registrants acknowledge that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (785) 221-4644. Thank you.

Sincerely,
/s/Amy J. Lee
Amy J. Lee

CC:    Laura E. Flores, Morgan, Lewis & Bockius LLP
Julien Bourgeois and James Catano, Dechert LLP
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A
Variable Rates on OTC Equity Index Swap Agreements in Effect on December 31, 2014

FUND NAME	BROKER	RATE
VA RUSSELL 2000 1.5X STRATEGY	BARCLAYS SWAP	0.1345%
VA RUSSELL 2000 1.5X STRATEGY	CREDIT SUISSE SWAP	0.1635%
VA RUSSELL 2000 1.5X STRATEGY	GOLDMAN SWAP	0.1345%
VA MID-CAP 1.5X STRATEGY	BARCLAYS SWAP	0.1385%
VA MID-CAP 1.5X STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA MID-CAP 1.5X STRATEGY	GOLDMAN SWAP	0.1395%
VA NOVA	BARCLAYS SWAP	0.1395%
VA NOVA	CREDIT SUISSE SWAP	0.1665%
VA NOVA	GOLDMAN SWAP	0.1410%
VA INVERSE S&P 500 STRATEGY	BARCLAYS SWAP	0.1380%
VA INVERSE S&P 500 STRATEGY	CREDIT SUISSE SWAP	0.1665%
VA INVERSE S&P 500 STRATEGY	GOLDMAN SWAP	0.1400%
VA NASDAQ 100 STRATEGY	BARCLAYS SWAP	0.1390%
VA NASDAQ 100 STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA NASDAQ 100 STRATEGY	GOLDMAN SWAP	0.1420%
VA INVERSE NASDAQ 100 STRATEGY	BARCLAYS SWAP	0.1380%
VA INVERSE NASDAQ 100 STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA INVERSE NASDAQ 100 STRATEGY	GOLDMAN SWAP	0.1390%
VA S&P 500 2X STRATEGY	BARCLAYS SWAP	0.1395%
VA S&P 500 2X STRATEGY	CREDIT SUISSE SWAP	0.1665%
VA S&P 500 2X STRATEGY	GOLDMAN SWAP	0.1410%
VA NASDAQ 100 2X STRATEGY	BARCLAYS SWAP	0.1390%
VA NASDAQ 100 2X STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA NASDAQ 100 2X STRATEGY	GOLDMAN SWAP	0.1420%
VA DOW 2X STRATEGY	BARCLAYS SWAP	0.1370%
VA DOW 2X STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA INVERSE DOW 2X STRATEGY	BARCLAYS SWAP	0.1395%
VA INVERSE DOW 2X STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA INVERSE RUSSELL 2000 STRATEGY	BARCLAYS SWAP	0.1295%
VA INVERSE RUSSELL 2000 STRATEGY	CREDIT SUISSE SWAP	0.1635%
VA INVERSE RUSSELL 2000 STRATEGY	GOLDMAN SWAP	0.1315%
VA INVERSE MID-CAP STRATEGY	BARCLAYS SWAP	0.1370%
VA INVERSE MID-CAP STRATEGY	CREDIT SUISSE SWAP	0.1725%
VA INVERSE MID-CAP STRATEGY	GOLDMAN SWAP	0.1365%
VA RUSSELL 2000 2X STRATEGY	BARCLAYS SWAP	0.1345%
VA RUSSELL 2000 2X STRATEGY	CREDIT SUISSE SWAP	0.1635%
VA RUSSELL 2000 2X STRATEGY	GOLDMAN SWAP	0.1345%